United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-33910

ATA Creativity Global

c/o Rm. 507, Bldg. 3, BinhuZhuoyueCheng,

WenhuaKechuangYuan, Huayuan Blvd. 365,

Baohe, Hefei, Anhui 230051, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒  Form 40-F     ☐

ATA Creativity Global Announces Closing of Registered Direct Offering of its ADSs

ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced the closing of its previously announced registered direct offering for the sale and purchase of 11,067,547 American Depositary Shares (“ADSs”), each representing two common shares of the Company, with a par value of US$0.01 per share (the “Common Shares”), at a purchase price of US$0.80 per ADS (equivalent to US$0.40 per Common Share), pursuant to the subscription agreement dated November 17, 2025 entered into by and among the Company and three investors.

The Company received gross proceeds of approximately US$8.85 million from the issuance and sale of the ADSs before deducting the offering expenses payable by the Company. The net proceeds from the registered direct offering will be used for general working capital needs.

Separately, the Company announced in August 2025 that it entered into a non-binding term sheet (the “Term Sheet”) with Baby BTC Strategic Capital Limited (“Baby Capital”), pursuant to which Baby Capital intended to subscribe for new shares of the Company. The Company and Baby Capital have since terminated the discussions regarding the potential transaction contemplated under the Term Sheet.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-278921), filed with the Securities and Exchange Commission on April 25, 2024, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This report contains statements that may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terms such as “will,” “should,” “could,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “forecast,” “outlook,” “likely to” and similar statements. ACG may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ACG’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, further information regarding which is included in the Company’s filings with the SEC. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in these forward-looking statements. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this report. All information provided in this report is as of the date of this report, and ACG undertakes no duty to update such information to reflect events or circumstances that arise after the date hereof, except as required under applicable law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Cayman Opinion of Conyers Dill & Pearman dated January 28, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATA Creativity Global

By:	/s/ Ruobai Sima
Name:	Ruobai Sima
Title:	Chief Financial Officer

Date: January 28, 2026

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